    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 2000

                                                     REGISTRATION NO. 333-
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                           KING PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

                      TENNESSEE                                             54-1684963
            (State or other jurisdiction                                 (I.R.S. Employer
          of incorporation or organization)                           Identification Number)

                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           -------------------------
                                JOHN M. GREGORY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           KING PHARMACEUTICALS, INC.
                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           -------------------------
                                   COPIES TO:

              JOHN A. A. BELLAMY, ESQ.                                 LINDA M. CROUCH, ESQ.
             KING PHARMACEUTICALS, INC.                         BAKER, DONELSON, BEARMAN & CALDWELL
                  501 FIFTH STREET                                207 MOCKINGBIRD LANE, SUITE 300
              BRISTOL, TENNESSEE 37620                             JOHNSON CITY, TENNESSEE 37604
                    423-989-8010                                            423-975-7623

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: [ ]
                           -------------------------
                        CALCULATION OF REGISTRATION FEE

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                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF               AGGREGATE AMOUNT       OFFERING PRICE          AGGREGATE            AMOUNT OF
       SECURITIES TO BE REGISTERED            TO BE REGISTERED         PER UNIT(1)       OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value, including
  Preferred Stock Purchase Rights(2)
  Preferred Stock(2)                          $350,000,000(3)             100%          $350,000,000(3)(4)         $92,400
  Debt Securities(2)
  Debt Warrants(2)
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

(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Also includes such indeterminate amounts of Debt Securities, Debt Warrants, Preferred Stock and Common Stock, including Preferred Stock Purchase Rights, as may be issued upon conversion of or exchange for any other securities that provide for conversion or exchange into Debt Securities, Debt Warrants, Preferred Stock or Common Stock, including Preferred Stock Purchase Rights.
(3) Such amount represents the principal amount of Debt Securities issued at their principal amount, the issue price rather than the principal amount of any Debt Securities issued at an original issue discount, the issue price of any Debt Warrants, the issue price of any Debt Securities issuable upon the exercise of Debt Warrants, the liquidation preference of any Preferred Stock and the issue price of any Common Stock, including Preferred Stock Purchase Rights.
(4) No separate consideration will be received for the Debt Securities, Debt Warrants, Preferred Stock or Common Stock, including Preferred Stock Purchase Rights, issuable upon conversion of, or in exchange for, Debt Securities and Preferred Stock.
                           -------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED JANUARY 21, 2000

Prospectus

                                  $350,000,000

                           KING PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                PREFERRED STOCK

                                DEBT SECURITIES

                                 DEBT WARRANTS

                           -------------------------

     King Pharmaceuticals, Inc. may offer and sell shares of common stock, shares of preferred stock, debt securities and debt warrants. These securities may be offered and sold from time to time for an aggregate offering price of up to $350,000,000. We will provide the specific terms and the initial public offering prices of these securities in an accompanying prospectus supplement.

     We may sell the securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

     See "Risk Factors" beginning on page 6 to read about certain factors you should consider before investing in the securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2000.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

About This Prospectus.................    3
Where You Can Find More Information...    3
A Warning About Forward-Looking
  Statements..........................    4
King Pharmaceuticals, Inc.............    4
Risk Factors..........................    6
Recent Developments...................   14
Unaudited Selected Pro Forma Combined
  Condensed Financial Data............   16
Selected Consolidated Financial
  Data................................   18
Ratios of Earnings to Fixed Charges...   19
Use of Proceeds.......................   19
Legal Ownership.......................   20
Description of Debt Securities We May
  Offer...............................   22
Regarding the Trustee.................   32
Description of Debt Warrants We May
  Offer...............................   33
Description of Preferred Stock We May
  Offer...............................   35
Plan of Distribution..................   36
Validity..............................   37
Independent Accountants...............   37
Unaudited Pro Forma Combined Condensed
  Financial Information...............   38

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total of $350,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999

     - Our Current Reports on Form 8-K filed January 6, as amended on February 9; September 28; and December 10, 1999

     - The description of our capital stock contained in our Registration Statement on Form S-1 (Registration No. 333-38753), filed with the SEC on October 27, 1997

     You may request a copy of these filings, at no cost, by writing or telephoning:

        King Pharmaceuticals, Inc.
        501 Fifth Street
        Bristol, Tennessee 37620
        Attention: Kyle P. Macione, Executive Vice President, Investor Relations
        Telephone: 423.989.8077

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains (or incorporates by reference) certain "forward-looking statements," such as statements concerning our anticipated financial or product performance and other non-historical facts. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others:

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products;

     - development of product line extensions;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture certain products in our own facilities which are currently manufactured for us by third parties;

     - the intent, belief or current expectations of King's directors or officers with respect to its future operating performance;

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates;

     - expectations or beliefs regarding regulatory matters or conditions; and

     - expectations regarding King's financial condition and liquidity as well as future cash flows and earnings.

                           KING PHARMACEUTICALS, INC.

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force of over 290 representatives, we market our branded pharmaceutical products to general/family practitioners and internal medicine physicians and hospitals across the country. Our business strategy is to acquire established branded pharmaceutical products and to increase their sales by focused marketing and promotion and through product life cycle management. In pursuing acquisitions, we seek to capitalize on opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large, global pharmaceutical companies. We also create value by developing product line extensions for our branded pharmaceutical products such as new formulations, dosages or new indications. These product line extensions are profitable for us because they may have market exclusivity or sales levels that do not attract significant competition. In addition to branded pharmaceuticals, we also provide contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies, including Amgen, Inc.,

Warner-Lambert Company, Mallinckrodt Chemical Inc., Genetics Institute and Hoffman-LaRoche, Inc.

     We are a Tennessee corporation. Our executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620, and our telephone number is (423) 989-8000.

                                  RISK FACTORS

     Before you purchase our securities, you should carefully consider these risk factors, as well as the other information contained in this prospectus. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     We have a high level of debt. As of September 30, 1999, our total debt was approximately $606 million and our total debt, as a percentage of total capitalization, was 82%. Our high level of debt could have a significant adverse future effect on our business. For example:

     - we will have limited ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs or other purposes;

     - a substantial portion of our cash flow will be used to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other purposes;

     - our senior credit facility covenants require us to meet certain financial objectives and impose other significant restrictions on business operations. These covenants and the covenants contained in the indenture governing our senior subordinated notes will limit our ability to borrow additional funds or dispose of assets and limit our flexibility in planning for and reacting to changes in our business;

     - we may be more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

     - our high debt level and the various covenants contained in the indenture related to our senior subordinated notes and the documents governing our other existing indebtedness may place us at a relative competitive disadvantage as compared to certain of our competitors; and

     - borrowings under our senior credit facility are at floating rates of interest, which could result in higher interest expense in the event of an increase in interest rates.

     Our ability to pay principal of and interest on our senior subordinated notes, to service our other debt and to refinance indebtedness when necessary depends on our financial and operating performance, each of which is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including the notes. If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, certain alternative strategies will require the consent of our senior secured lenders before we engage in any such strategy.

IF WE CANNOT ACQUIRE NEW BRANDED PRODUCTS, WE MAY NOT BE ABLE TO INCREASE SALES OR NET INCOME.

     We have increased our sales and net income through a series of strategic acquisitions of branded products and related internal growth initiatives intended to develop marketing opportunities with respect to the acquired product lines. Our strategy for growth is primarily dependent upon our continued ability to acquire branded products that can be promoted through existing marketing and distribution channels and, when appropriate, the enhancement of such marketing and distribution channels. Because we are not engaged in proprietary research activities leading to the introduction of new products, we must rely upon the availability for purchase of product lines from other companies. Other companies, including those with substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such products. We may not be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for such acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded products will have a material adverse effect on our future business, financial condition and results of operations. Furthermore, even if we obtain rights to a pharmaceutical product, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. In addition, our marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products and we cannot assure you that we will be able to compete favorably in those product categories.

IF SALES OF OUR MAJOR PRODUCTS DECREASE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY EFFECTED.

     Altace accounted for approximately 34.9% of net sales and Altace, Fluogen, and the Cortisporin product line, collectively, accounted for approximately 52.4% of net sales for the nine months ended September 30, 1999. We believe that sales of these products will continue to constitute a significant portion of our net sales for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products could also have a material adverse effect on our business, financial condition and results of operations.

MUCH OF THE GROWTH OF OUR MARKET CAPITALIZATION MAY BE DUE TO PROMISING RESULTS OF A CLINICAL TRIAL ON OUR PRODUCT ALTACE. OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO MEET INVESTORS' EXPECTATIONS REGARDING ALTACE.

     We believe that much of our growth in market capitalization has been driven by the announcement of the results of a clinical study called the "HOPE Study" on our product Altace. Until new indications for Altace are approved by the Food and Drug Administration (which we call the "FDA"), however, we are restricted as to the information we can disseminate and the claims we can make about Altace. If we failed to comply with the governmental regulations applicable to dissemination of the HOPE Study results or failed to secure new indications for Altace, or if the number of new prescriptions for Altace failed to grow, there could be a materially adverse effect on our business, financial condition and results of operations.

WE DO NOT HAVE PROPRIETARY PROTECTION FOR MOST OF OUR BRANDED PHARMACEUTICAL PRODUCTS AND OUR SALES COULD SUFFER FROM COMPETITION BY GENERIC SUBSTITUTES.

     Most of our branded pharmaceutical products are subject to competition from generic equivalents. There is no proprietary protection for most of the branded pharmaceutical products we sell. Generic substitutes for most of our branded pharmaceutical products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations. While we will seek to mitigate the effect of this substitution through, among other things, creation of strong brand name recognition and product line extensions for our branded pharmaceutical products, we may not be successful in these efforts.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR ACQUISITIONS, OUR BUSINESS MAY
SUFFER.

     We anticipate that the integration of newly-acquired products, as well as other assets, will require significant management attention and expansion of our sales force. In order to effectively manage our acquisitions, we must maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our recent acquisitions have significantly expanded our product offerings and operations. Our future success will depend in part on our ability to retain or hire qualified employees to operate our facilities efficiently in accordance with applicable regulatory standards. If our management is unable to manage the changes effectively and integrate our acquisitions successfully, these changes and acquisitions could materially and adversely affect our business, financial condition and results of operations.

WE MAY NOT REALIZE THE BENEFITS OF THE PROPOSED MERGER BETWEEN KING AND MEDCO RESEARCH, INC.

     On November 30, 1999, we entered into a definitive agreement with Medco Research, Inc. to merge the two companies in a tax-free pooling-of-interests transaction. Consummation of the merger is subject to certain conditions, including approval by the holders of a majority of the outstanding common stock of Medco. The Medco shareholder meeting is scheduled for February 10, 2000. On January 10, 2000, the State of Wisconsin Investment Board which owns 11.6% of the shares of common stock of Medco filed suit against Medco and its board of directors in Delaware Chancery Court seeking, among other things, to block the proposed merger. A court hearing is scheduled February 9, 2000.

     We entered into the merger agreement with the expectation that the merger will result in benefits for us. Any benefits will be achieved only if we can integrate our cultures, operations and personnel timely and efficiently. If we fail to do this, the benefits of the merger may not be achieved. This integration could also divert our attention from operations. We may not be able to integrate our businesses timely or successfully and may not be able to realize any of the merger's anticipated benefits. If we fail to do these things, it could effect the value of our common stock and impair our finances and business prospects after the merger. See "Recent Developments" on page 14 for more information about the proposed merger.

IF WE HAVE PROBLEMS WITH ANY OF THE COMPANIES WHO MANUFACTURE PRODUCTS FOR US OR OUR SUPPLIERS OF RAW MATERIALS, OUR PROFIT MARGIN AND OUR ABILITY TO DELIVER PRODUCTS COULD BE ADVERSELY AFFECTED.

     Fifteen of our product lines, including Altace and Cortisporin, are currently manufactured by third parties. Until these products can be moved to our manufacturing facilities, our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to produce and deliver our products on a timely and competitive basis. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or abandon or sell a product line on unsatisfactory terms. We might not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. We also cannot assure you that the manufacturers we utilize will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications.

     We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. Generally, we have not had difficulty obtaining raw materials and components from suppliers in the past. Currently, we rely on approximately 350 suppliers to deliver the necessary raw materials and components. The loss of any one of these suppliers is not expected to have a material adverse effect on our ability to acquire raw materials and components. We have no reason to believe we will be unable to procure adequate supplies of raw materials and components on a timely basis. However, if we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to distribute our products as planned. In this case, our business, financial condition and results of operations could be materially and adversely affected.

OUR FAILURE TO BE REIMBURSED BY THIRD-PARTY PAYERS OR PRICING PRESSURES BY MANAGED CARE ORGANIZATIONS COULD DECREASE OUR SALES.

     Our commercial success in producing, marketing and selling products will depend, in part, on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. We cannot assure you that reimbursement will be available to enable us to achieve market acceptance of our products or to maintain price levels sufficient to realize an appropriate return on our investment in product acquisition and development. If adequate reimbursement levels are not provided, our business, financial condition and results of operations could be materially and adversely effected. The market for our products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact our operations. Further, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the pending nature of such proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our financial condition or results of operations.

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from such activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Agency, the Federal Trade Commission, the Consumer Product Safety Commission, the U. S. Department of Agriculture, the Occupational Safety and Health Administration and the U. S. Environmental Protection Agency, as well as by foreign governments.

     Noncompliance with applicable FDA policies or requirements could subject us to possible enforcement actions, such as suspension of manufacturing, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the Drug Enforcement Agency, the Environmental Protection Agency or various agencies of the states and localities in which our products are manufactured and sold, and could have ramifications for contracts with government agencies such as the Veteran's Administration. Such enforcement actions could have a material adverse effect on our business, financial condition and results of operations. We believe that our facilities are in substantial compliance with all current provisions of federal and state laws and that future compliance with such provisions will not have a material adverse effect on our business, financial condition or results of operations.

     All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act or the Public Health Service Act or both. New drugs, as defined in the Federal Food, Drug and Cosmetic Act, and new human biological drugs, as defined in the Public Health Service Act, must be the subject of an FDA-approved new drug or biologic license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies, such as any decision by the FDA to require an approved marketing application for one of our products not currently subject to the approved marketing application, could have a material adverse effect on our business, financial condition and results of operations.

     We manufacture some pharmaceutical products containing controlled substances and, therefore, are also subject to statutes and regulations enforced by the Drug Enforcement Agency and similar state agencies which impose security, recordkeeping, reporting, and personnel requirements. Additionally, we manufacture biological drug products for human use, we are subject to regulatory burdens as a result of these aspects of our business. There are additional FDA and other regulatory policies and requirements for all our products covering such issues as advertising, distributing, selling, sampling and reporting adverse events with which we, like all pharmaceutical manufacturers, must continuously comply. Noncompliance with any of these policies or requirements could result in enforcement actions which could have a material adverse effect on our business, financial condition and results of operations.

     The FDA has the authority to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about the drug's safety or effectiveness. All drugs must be manufactured in conformity with current good manufacturing practices, which we call "cGMPs," and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application. Pharmaceutical products also must be distributed, sampled and promoted in accordance with FDA requirements, including the advertising of prescription drugs.

     While we believe that all of our current pharmaceutical products are lawfully marketed in the United States under current FDA enforcement discretion and/or policies or have received the requisite agency approvals, such marketing is subject to challenge by the FDA at any time. Through various mechanisms, the FDA can ensure that drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy application process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by such governmental agencies and manufacturing operations could be interrupted or halted in any such facilities if such inspections prove unsatisfactory, which could have a material adverse effect on our business, financial condition and results of operations.

     Our Parkedale facility located in Rochester, Michigan was one of six Warner-Lambert facilities subject to a consent decree issued by the U.S. District Court of New Jersey in August 1993. We currently manufacture both drug and biological pharmaceutical products at our Parkedale facility subject to the consent decree, but material violations of the consent decree could subject us to significant monetary penalties, in addition to possible FDA enforcement action, including the cessation of manufacturing. We plan to petition for relief from the consent decree with respect to the Parkedale facility when appropriate. There can be no assurance that our petition, when sought, will be granted. The Parkedale facility was inspected by the FDA's Team Biologics in March and April 1998. During that inspection, the FDA made cGMP observations in a written report provided to us. This written report is known as an "FDA Form 483" or simply as a "483." We provided the FDA with a written response to the 483 including an action plan to address the observations.

     As a continuation of the inspections in March and April 1998, the FDA inspected the Parkedale facility in May 1999 to verify actions taken in response to the 1998 inspection and to address compliance with the FDA's cGMP requirements. At the end of that inspection, the FDA issued another 483 listing their observations. We submitted a written response to that 483 and met with FDA representatives to present our plans for addressing the observations. In August 1999, the FDA ask us to clarify and supplement our responses to the 483 which resulted from the May 1999 inspection. The FDA also stated it would require additional product testing for the product Histoplasmin. We decided that since revenues attributable to Histoplasmin were minimal we would discontinue the manufacture and distribution of the product and we subsequently informed the FDA of our decision to that effect. Most, but not all, of the actions taken by us in response to the May 1999 inspection and the August 1999 FDA letter have been completed, and we have continued to inform the FDA in writing of our progress in implementing those actions.

     In October 1999, as part of its program for inspection of all manufacturers of influenza virus vaccine, the FDA's Team Biologics inspected our production of Fluogen at the Parkedale facility and issued a 483 listing certain cGMP observations. In November 1999 we submitted a written response containing our plan to address the observations. As of January 20, 2000, we have not received any comments from the FDA on our response. We believe that the actions we are taking to address the FDA's observations in the May 1999 inspection and the October 1999 inspection by Team Bilogics are adequate; however, there can be no assurance that these actions will be successfully implemented, will satisfy the FDA, or that the agency will not take enforcement action that it is empowered to impose. any such action by the FDA could have a material adverse effect on our business, financial condition and results of operations.

     We cannot assure you of the outcome of future inspections. If the FDA finds the Parkedale facility out of compliance with cGMPs, it could take enforcement actions against us, including the cessation of manufacturing or the imposition of penalties under the consent decree, which could have a material adverse effect on our business, financial condition and results of operations, or result in a delay of our efforts to seek relief from the consent decree.

     We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretation, when and if promulgated, adopted or enacted, may have on our business in the future. Changes could, among other things, require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on our business, financial condition and results of operations.

FAILURE TO KEEP PACE WITH OUR COMPETITION AND TECHNOLOGY COULD HARM OUR
BUSINESS.

     We compete with other pharmaceutical companies, including large, global pharmaceutical companies with financial resources substantially greater than ours, for products and product line acquisitions. We cannot assure you that

     - we will be able to continue to acquire commercially attractive pharmaceutical products,

     - additional competitors will not enter the market or

     - competition for products and product line acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

     We also compete with pharmaceutical companies in developing, marketing and selling pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use, under development or acquired by other pharmaceutical companies may be more effective or offered at lower prices than our current or future products. The industry is characterized by rapid technological change which may render our products obsolete, and competitors may develop their products more rapidly than we. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of ours. We believe that competition for sales of our products will be based primarily on product efficacy, safety, reliability, availability and price.

AN INCREASE IN PRODUCT LIABILITY CLAIMS, PRODUCT RECALLS OR PRODUCT RETURNS COULD HARM OUR BUSINESS.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products is alleged to have resulted in adverse effects. These risks will exist even with respect to those products that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $50.0 million for aggregate annual claims with a $50,000 deductible per incident and a $500,000 aggregate annual deductible; however, we cannot assure you that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all.

     Product recalls may be issued at our discretion or at the discretion of the FDA, other government agencies or other companies having regulatory authority for pharmaceutical product sales. In November 1998 the Parke-Davis division of Warner-Lambert initiated a voluntary Class III recall for one lot of Procanbid manufactured prior to our acquisition of Procanbid. In April 1999 Warner-Lambert initiated a voluntary Class III recall for two additional lots of Procanbid manufactured prior to our acquisition of the product. A Class III recall is one in which use of, or exposure to, the product is not likely to cause adverse consequences. These recalls were instituted because the lots at issue failed a dissolution test as part of the routine stability program at the 18-month interval. If additional lots of Procanbid are recalled, the reputation of the product and the value of the associated trademark could be adversely affected. We cannot assure you that additional product recalls will not occur in the future. Any product recalls could materially adversely affect our business, financial condition and results of operations.

     Although product returns were approximately 3.15% of gross sales for the nine months ended September 30, 1999, we cannot assure you that actual levels of returns will not increase or significantly exceed the amounts we have anticipated.

THE LOSS OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     We are highly dependent on the principal members of our management staff, the loss of whose services might impede the achievement of our acquisition and development objectives. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational and scientific personnel, we cannot assure you that we will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not currently have employment agreements with any of our key employees.

OWNERSHIP OF OUR COMPANY IS CONCENTRATED IN A FEW INDIVIDUALS WHO CAN INFLUENCE OUR MANAGEMENT AND POLICIES.

     Our present officers and directors and their affiliates beneficially own 53.7% of the outstanding shares of our common stock as of November 30, 1999. Accordingly, they have the ability to exercise significant influence over the management and policies of King. Independent directors do not currently, and may not in the future, constitute a majority of the Board of Directors. In the absence of a majority of independent directors, King's executive officers, who also are principal shareholders and directors, could establish policies and enter into transactions without independent review and approval thereof. Transactions without an independent review could present the potential for a conflict of interest between King and its shareholders generally and its executive officers or directors. We do not intend to implement any formal procedures to address any such potential conflicts of interest.

OUR RECENTLY ESTABLISHED INTERNATIONAL DIVISION IS NOT YET PROFITABLE, AND THERE CAN BE NO ASSURANCE THAT IT WILL BE PROFITABLE IN THE FUTURE.

     In January 1999 we established our International Division in Charlotte, North Carolina in order to seek new markets for product lines for which we have international rights. The marketing and distribution of these products in foreign countries generally require the prior registration of the products in those countries. We do not have a distribution mechanism in place for distribution outside the United States and Puerto Rico and would need to enter into distribution agreements with existing entities to distribute the products effectively. There can be no assurance that we will be successful in securing the registrations outside the U.S. or that we will do so in a timely manner. Initial sales generated from the International Division may not exceed the associated costs of its operations. There can be no assurance that our International Division will be successful in securing distribution agreements for our products or that we will be able to secure additional products with international rights in the future.

                              RECENT DEVELOPMENTS

     On November 30, 1999, King entered into a definitive agreement with Medco Research, Inc. to merge the two companies in a tax-free pooling-of-interests transaction. Consummation of the merger is subject to certain conditions, including approval by the holders of a majority of the outstanding common stock of Medco. The Medco shareholder meeting is scheduled for February 10, 2000. The parties expect to complete the transaction during the first six months of 2000.

     Under the terms of the agreement, which has been approved by the boards of directors of both companies, holders of Medco common stock will be entitled to receive a certain number of shares of King common stock in exchange for shares of Medco common stock. The terms of the agreement fix the common stock exchange ratio at 0.6818 shares of King common stock for each share of Medco common stock, provided that the average closing price of King common stock during the 20 consecutive trading days ending on the third day preceding Medco's shareholder meeting is between $33.00 and $49.87 per share. If the average closing price of King common stock is above $49.87 per share, King will deliver the number of shares of King common stock to provide a purchase price of $34.00 per share of Medco common stock. If the average closing price of King common stock is below $33.00 per share, King will deliver the number of shares of King common stock to provide a purchase price of $22.50 per share of Medco common stock. King may elect not to proceed with the transaction if the average closing price of King common stock falls below $30.00 per share. Based on the average closing price of King common stock for the 20 consecutive trading days prior to January 19, 2000, the merger values each share of Medco common stock at $34.00.

     The agreement includes an option allowing King to acquire up to 19.9% of Medco's common stock and receive certain termination fees in the event the transaction is not consummated.

     On January 10, 2000, the State of Wisconsin Investment Board which owns 11.6% of the shares of common stock of Medco filed suit against Medco and its board of directors in Delaware Chancery Court seeking, among other things, to block the proposed acquisition of Medco by King. The court has scheduled the matter for hearing on February 9, 2000.

         UNAUDITED SELECTED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following tables present unaudited selected pro forma combined condensed financial data for King after giving effect to the merger with Medco. The merger with Medco will be accounted for using the pooling-of-interests method of accounting. The selected pro forma financial data presented below reflect the operations of King and Medco for the nine-month periods ended September 30, 1999 and 1998, and for the years ended December 31, 1998, 1997 and 1996. In addition, the information for the year ended December 31, 1998 and for the nine-month period ended September 30, 1999 reflect the acquisition of the products we refer to as "Sterile Products" from Warner-Lambert Company on February 27, 1998, the Altace product line on December 22, 1998 and other less significant acquisitions in 1998 and 1999 as if they occurred on January 1, 1998. The unaudited selected pro forma combined condensed financial data are presented for illustrative purposes only and are not necessarily indicative of the results that would have been obtained if the merger had occurred at the beginning of the periods presented (in the case of statement of operations items) or at the dates of the balance sheet (in the case of balance sheet items), or that may be obtained in the future. The selected unaudited pro forma combined condensed financial data should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Information appearing elsewhere in this prospectus. Pro forma operating results and balance sheet data do not include estimated merger-related costs of $12.0 million.

                                                      FOR THE NINE-
                                                       MONTHS ENDED              FOR THE YEAR ENDED
                                                      SEPTEMBER 30,                 DECEMBER 31,
                                                   --------------------    -------------------------------
                                                     1999      1998(1)       1998      1997(1)     1996(1)
                                                   --------    --------    --------    --------    -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED COMBINED STATEMENT OF OPERATIONS
  DATA:
Net revenues.....................................  $298,424    $132,521    $394,852    $67,909     $33,911
                                                   --------    --------    --------    -------     -------
Operating Costs and expenses:
  Cost of sales..................................    84,649      41,933     106,576     13,034       8,782
  Selling, general and administrative............    66,969      26,800     125,553     21,414      14,964
  Research and development expense...............     6,373       6,492       9,740      6,328       5,788
  Depreciation and amortization..................    22,752       7,028      29,680      3,071       1,177
  Royalty expense................................     4,718       3,246       7,119      2,985       2,574
                                                   --------    --------    --------    -------     -------
      Total operating costs and operating
        expenses.................................   185,461      85,499     278,668     46,832      33,285
                                                   --------    --------    --------    -------     -------
  Income from operations.........................   112,963      47,022     116,184     21,077         626
Other income (expense):
    Interest and other income....................     2,335       6,115       6,879      2,782       4,708
    Interest expense.............................   (46,482)    (10,729)    (56,774)    (2,777)     (1,272)
                                                   --------    --------    --------    -------     -------
Income before income taxes and extraordinary
  item...........................................    68,816      42,408      66,289     21,082       4,062
Income taxes.....................................    25,381      12,247      20,161      4,256         (20)
                                                   --------    --------    --------    -------     -------
Income before extraordinary item.................    43,435      30,161      46,128     16,826       4,082
Extraordinary loss on early extinguishment of
  debt...........................................        --        (286)         --         --          --
                                                   --------    --------    --------    -------     -------
Net income.......................................  $ 43,435    $ 29,875    $ 46,128    $16,826     $ 4,082
                                                   ========    ========    ========    =======     =======
BASIC INCOME PER COMMON SHARE(2):
  Income before extraordinary item...............  $    .79    $   0.59    $   0.88    $  0.36     $  0.13
  Extraordinary item.............................        --       (0.01)         --         --          --
                                                   --------    --------    --------    -------     -------
  Net income.....................................  $    .79    $   0.58    $   0.88    $  0.36     $  0.13
                                                   ========    ========    ========    =======     =======
DILUTED INCOME PER COMMON SHARE(2):
  Income before extraordinary item...............  $    .78    $   0.58        0.88       0.36        0.13
  Extraordinary item.............................        --       (0.01)         --         --          --
                                                   --------    --------    --------    -------     -------
  Net income.....................................  $    .78    $   0.57    $   0.88    $  0.36     $  0.13
                                                   ========    ========    ========    =======     =======
WEIGHTED AVERAGE SHARES USED IN COMPUTING(2):
  Basic income per share.........................    55,215      51,388      52,371     46,595      30,604
                                                   ========    ========    ========    =======     =======
  Diluted income per share.......................    55,720      51,620      52,638     46,650      30,618
                                                   ========    ========    ========    =======     =======

                                                                                      DECEMBER 31,
                                                              SEPTEMBER 30,   -----------------------------
                                                                  1999          1998       1997      1996
                                                              -------------   --------   --------   -------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................    $ 89,315      $ 60,900   $ 19,735   $26,122
Total assets................................................     878,979       732,456    154,476    81,907
Total long-term liabilities.................................     599,559       522,362     49,090    16,245
Total shareholders' equity..................................     197,071       159,495     74,000    52,192

-------------------------

(1) King completed various product purchase acquisitions for which the results of operations of the acquired products are included in King's consolidated results of operations from the respective dates of the acquisitions.
(2) Retroactively reflects King's 3 for 2 stock split that was effective November 11, 1999 and assumes the conversion of each Medco share of common stock into King common stock at an exchange ratio of 0.6818.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The tables below contain selected historical financial data for King. The results of operations of King's purchase accounting acquisitions are included in King's consolidated results of operations from the respective dates of the acquisitions. This information has been derived from King's consolidated financial statements, which are incorporated herein by reference.

                                          NINE-MONTH
                                         PERIOD ENDED
                                         SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                      -------------------   -----------------------------------------------------
                                        1999       1998       1998      1997      1996      1995         1994
                                        ----     --------   --------   -------   -------   -------   ------------
                                          (UNAUDITED)    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net revenues........................  $240,914   $113,330   $163,463   $47,909   $20,457   $25,441     $13,311
                                      --------   --------   --------   -------   -------   -------     -------
Operating costs and expenses:
  Costs of sales....................    75,055     41,933     64,052    13,034     8,782    12,130       9,754
  Selling, general and
    administrative..................    55,270     25,040     34,718    19,123    12,106     8,605       1,987
Depreciation and amortization.......    19,348      6,506      9,255     2,395       982     1,777         639
                                      --------   --------   --------   -------   -------   -------     -------
    Total costs and operating
      expenses......................   149,673     73,479    108,025    34,522    21,870    22,512      12,380
                                      --------   --------   --------   -------   -------   -------     -------
Sale of product line................        --         --         --        --        --    13,102          --
                                      --------   --------   --------   -------   -------   -------     -------
Income (loss) from operations.......    91,241     39,851     55,438    13,357    (1,413)   16,031         931
Other income (expense):
  Other income......................        86        120        145       (28)    2,338       367         554
  Interest expense..................   (40,598)   (10,729)   (14,866)   (2,749)   (1,272)   (2,006)     (1,069)
                                      --------   --------   --------   -------   -------   -------     -------
  Income (loss) before income taxes
    and extraordinary loss..........    50,729     29,242     40,717    10,580      (347)   14,392         416
  Income taxes......................    19,062     11,183     15,396     3,968      (107)    5,058        (501)
                                      --------   --------   --------   -------   -------   -------     -------
  Income (loss) before extraordinary
    loss............................    31,667     18,059     25,321     6,612      (240)    9,334         917
  Extraordinary loss on early
    extinguishment of debt..........      (705)      (286)    (4,411)       --        --       528          --
                                      --------   --------   --------   -------   -------   -------     -------
Net income (loss)...................  $ 30,962   $ 17,773   $ 20,910   $ 6,612   $  (240)  $ 9,862     $   917
                                      ========   ========   ========   =======   =======   =======     =======
Basic and diluted income (loss) per
  common share (1):
  Income (loss) before extraordinary
    item............................  $   0.66   $   0.41   $   0.56   $  0.17   $ (0.01)  $  0.44     $  0.12
  Extraordinary item................     (0.01)     (0.01)     (0.10)       --        --      0.02          --
                                      --------   --------   --------   -------   -------   -------     -------
  Net income........................  $   0.65   $   0.40   $   0.46   $  0.17   $ (0.01)  $  0.46     $  0.12
                                      ========   ========   ========   =======   =======   =======     =======
Weighted average common shares
  outstanding (1):
  Basic.............................    48,160     44,192     45,191    39,405    23,160    21,251       7,815
                                      ========   ========   ========   =======   =======   =======     =======
  Diluted...........................    48,393     44,192     45,236    39,405    23,160    21,251       7,815
                                      ========   ========   ========   =======   =======   =======     =======

                                                                                DECEMBER 31,
                                              SEPTEMBER 30,   -------------------------------------------------
                                                  1999          1998       1997      1996      1995      1994
                                              -------------   --------   --------   -------   -------   -------
                                               (UNAUDITED)             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................    $ 59,972      $ 31,087   $   (424)  $ 7,749   $ 7,599   $(2,408)
Total assets................................     809,196       668,171    104,863    39,279    33,942    38,447
Total long-term liabilities.................     599,559       522,212     48,289    13,980     9,497    27,065
Total shareholders' equity..................     132,565       101,436     29,344    15,693    11,011     1,935

-------------------------

(1) Retroactively reflects a 3 for 2 stock split that was effective November 11, 1999.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for the nine-month period ended September 30, 1999 and for each of the years ended December 31, 1998, 1997 and 1996 are as follows:

                                            NINE MONTHS
                                               ENDED          YEAR ENDED DECEMBER 31,
                                           SEPTEMBER 30,     -------------------------
                                               1999          1998      1997      1996
                                           -------------     -----     -----     -----
Ratios of earnings to fixed charges(a)...       2.2x          3.6x      4.8x       --(b)

-------------------------

(a) For purposes of computing this consolidated ratio, earnings consist of income before:

     - income taxes and

     - fixed charges excluding capitalized interest.

     Fixed charges consist of:

     - all interest expense;

     - the portion of net rental expense which is deemed representative of the interest factor;

     - the amortization expense of debt issuance costs; and

     - capitalized interest.

(b) For the year ended December 31, 1996, earnings were insufficient to cover fixed charges by approximately $347,000.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including the reduction of debt and the financing of future acquisitions. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities.

                                LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. When we refer to the "holders" of securities, we mean only the actual legal holders of the securities. Holding securities in accounts at banks or brokers is called holding in "street name." If you hold securities in "street name," we will recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in "street name," you should check with your own institution to find out:

     - How it handles securities payments and notices.

     - Whether it imposes fees or charges.

     - How it would handle voting if ever required.

     - Whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below.

     - How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold in "street name" or other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

GLOBAL SECURITIES

     A global security is a special type of indirectly held security, as described above under "'Street name' and other indirect holders." If we choose to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "street name" holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities. See "'Street name' and other indirect holders" on page 20.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security.

     We and the trustee also do not supervise the depositary in any way.

     Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in "street name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the securities have been previously described in the subsections entitled "'Street name' and other indirect holders" on page 20 and "Direct holders" on page 20.

     The special situations for termination of a global security are:

     - When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary.

     - When an Event of Default on the securities has occurred and has not been cured. Defaults are discussed later under "Default and related matters" on page 31.

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

     IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 20 ENTITLED "'STREET NAME' AND OTHER INDIRECT HOLDERS."

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the
"indenture." The indenture is a contract between us and                , which
acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 31 under "Remedies if an event of default occurs."

     Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our Registration Statement. See "Where You Can Find More Information" on page 3 on how to obtain a copy.

     We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes all the material terms of the debt securities that are common to all series unless otherwise indicated in the prospectus supplement relating to a particular series.

     Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of various terms used in the indenture. For example, in this section we describe the meaning for only the more important terms that have been given special meaning in the indenture. We also include references in parentheses to applicable sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. A prospectus supplement relating to original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in a prospectus supplement relating to any of these types of debt securities. A prospectus supplement relating to indexed debt securities or foreign currency debt securities will also describe any additional tax consequences or other special considerations applicable to these types of debt securities.

     In addition, the material specific financial, legal and other terms particular to debt securities of each series are described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to debt securities of the series will describe the following terms of the debt securities:

     - the title of the debt securities of the series;

     - any limit on the total principal amount of the debt securities of the series (including any provision for the future offering of additional debt securities of the series beyond any such limit);

     - the date or dates on which the debt securities of the series will mature;

     - any annual rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, and the date or dates from which any interest will accrue;

     - the date or dates on which any interest on the debt securities of the series will be payable and the regular record date or dates we will use to determine who is entitled to receive each interest payment;

     - the place or places where the principal and any premium and interest will be payable;

     - any period or periods within which and the price or prices at which we will have the option to redeem the debt securities of the series, and the other detailed terms and provisions of any optional redemption right;

     - any obligation we will have to redeem the debt securities of the series under a sinking fund or analogous provision or to redeem your debt securities at your option and the period or periods during which, the price or prices at which and the other specific terms under which we would be obligated to redeem the debt securities of the series under any obligation of this kind;

     - if other than integral multiples of $1,000, the denominations in which we will issue the debt securities of the series;

     - if other than U.S. dollars, the currency of payment of the principal and any premium and interest on the debt securities of the series;

     - any index or other special method we will use to determine the amount of principal or any premium or interest we will pay on the debt securities of the series;

     - if we or you have a right to choose the currency or currency units in which payments on any of the debt securities of the series will be made, the currencies or currency units that we or you may elect, when the election may be made and the other specific terms of the right to make an election of this kind;

     - if other than the principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon the declaration of acceleration of the maturity of the debt securities of the series;

     - the applicability of the provisions described on page 30 under "Defeasance;"

     - if we will issue the debt securities of the series only in the form of global securities as described above under "Global securities" on page 20, the name of the depository for the debt securities of the series and the circumstances under which the global securities may be terminated and separate debt securities may be registered in the names of persons other than the depositary or its nominee if other than those circumstances described on page 21 under "Special situations when a global security will be terminated"; and

     - any other special terms of the debt securities of the series that are not inconsistent with the provisions of the indenture.

     The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus.

     We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation. This documentation may contain provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus.

OVERVIEW OF THE REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

     - your rights under several SPECIAL SITUATIONS, such as if we merge with another company or, if we want to change a term of the debt securities;

     - promises we make to you about how we will run our business, or business actions we promise not to take (known as "RESTRICTIVE COVENANTS"); and

     - your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

     FORM, EXCHANGE AND TRANSFER.  The debt securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations that are even multiples of $1,000 unless otherwise specified in a prospectus supplement.

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves.

The entity performing the role of maintaining the list of registered holders is called the "security registrar." The security registrar will also perform transfers.

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed.

     PAYMENT AND PAYING AGENTS. We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That
office is currently located at                , New York, New York. You must
make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents." We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

     NOTICES. We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee's records.

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

SPECIAL SITUATIONS

     MERGERS AND SIMILAR EVENTS. We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all the following conditions are met:

     - Where we merge out of existence or sell our assets, the other company or firm must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 31 under "Events of default" A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

     - It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "liens", as discussed later on page 28 under "Restrictive covenants -- Restrictions on liens." If a merger or other transaction would create any liens on our property, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     - We must deliver certain certificates and other documents to the trustee.

     - We must satisfy any other requirements specified in the prospectus supplement.

     MODIFICATION AND WAIVER. There are three types of changes we can make to the indenture and the debt securities.

     1. Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture,

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults, and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture.

     2. Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described under "Restrictive covenants" on page 28, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously on page 26 under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     3. Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities in any material way.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

     - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

     - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

     - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later on page 30 under "Full defeasance."

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

     RESTRICTIONS ON LIENS. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and the other direct holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called "liens." We promise that we will not become obligated on any new debt that is secured by a lien on any of our principal manufacturing properties, or on any shares of stock or debt of any of our principal subsidiaries, unless we grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     We do not need to comply with this restriction if the amount of all debt that would be secured by liens on principal manufacturing properties (including the new debt, the debt securities which we would so secure as described in the previous sentence, and all "attributable debt," as described under "Restriction on sales and leasebacks" below, that results from a sale and leaseback transaction involving principal manufacturing properties) is less than 10% of our consolidated net tangible assets.

     This restriction on liens does not apply to debt secured by certain types of liens, and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens include:

     - liens on the property of any of our principal subsidiaries, or on their shares of stock or debt, if those liens existed at the time the corporation became our principal subsidiary;

     - liens in favor of us or our principal subsidiaries;

     - liens in favor of U.S. Governmental bodies that we granted in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;

     - liens on property that existed at the time we acquired the property (including property we may acquire through a merger or similar transaction) or that we granted in order to purchase the property (sometimes called "purchase money mortgages"); and

     - liens on the buildings or property of our facilities in Bristol, Tennessee and Rochester, Michigan.

     We can also disregard debt secured by liens that extend, renew or replace any of these types of liens.

     We and our subsidiaries are permitted to have as much unsecured debt as we may choose.

     RESTRICTIONS ON SALES AND LEASEBACKS. We promise that neither we nor any of our principal subsidiaries will enter into any sale and leaseback transaction involving a principal manufacturing property, unless we comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between us or a principal subsidiary and a bank, insurance company or other lender or investor where we or the principal subsidiary lease a property which was or will be sold by us or the principal subsidiary to that lender or investor more than 120 days after the completion of construction of the property and the beginning of its full operation.

     We can comply with this restrictive covenant in either of two different ways. First, we will be in compliance if we or our principal subsidiary could grant a lien on the principal manufacturing property in an amount equal to the attributable debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restrictions on liens covenant described above on page 28. Second, we can comply if we retire an amount of funded debt, within 120 days of the transaction, equal to at least the net proceeds of the sale of the principal manufacturing property that we lease in the transaction or the fair value of that property (subject to credits for certain voluntary retirements of debt securities and funded debt we may make), whichever is greater.

     This restriction on sale and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our principal subsidiaries or between principal subsidiaries, or that involves a lease for a period of three years or less.

     CERTAIN DEFINITIONS RELATING TO OUR RESTRICTIVE COVENANTS. Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

     - "attributable debt" means, in connection with any sale or leaseback transaction, the lesser of (i) the fair value of the property subject to the sale and leaseback transaction (as determined by our board of directors) and (ii) the total net amount of rent (discounted at a rate per annum equal to a composite rate of interest on all outstanding debt securities) that is required to be paid during the remaining term of the lease on this property.

     - "consolidated net tangible assets" is the total amount of assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

     - "funded debt" means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.

     - A "principal manufacturing property" is any building or other structure or facility, and the land on which it sits and its associated fixtures, that we or our principal subsidiaries use primarily for manufacturing or processing, other than a building, structure or other facility that our board of directors has determined is not of material importance to the total business that we and our principal subsidiaries conduct.

     - A "principal subsidiary" means any of Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., or King Pharmaceuticals of Nevada, Inc.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions of the indenture and the debt securities would no longer apply:

     - Our promises regarding conduct of our business previously described under "Restrictive covenants" on page 28, and any other covenants applicable to the series of debt securities and described in the prospectus supplement.

     - The condition regarding the treatment of liens when we merge or engage in similar transactions, as previously described on page 26 under "Mergers and similar events."

     - The events of default relating to breach of covenants and acceleration of the maturity of other debt, described later under "Default and related matters".

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEFAULT AND RELATED MATTERS

     RANKING. The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

     EVENTS OF DEFAULT. You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     The term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date.

     - We do not pay interest on a debt security within 30 days of its due date.

     - We do not deposit any sinking fund payment on its due date.

     - We remain in breach of a restrictive covenant described beginning on page 28 or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 10% of the principal amount of debt securities of the affected series.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any other event of default described in the prospectus supplement occurs.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee satisfactory protection from expenses and liability. This protection is called an "indemnity."

     If satisfactory indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of all outstanding debt securities of the relevant series must not have given the trustee a direction that is inconsistent with the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

                             REGARDING THE TRUSTEE

     The Bank of New York currently acts as trustee under the indenture for our $150 million 10 3/4% Senior Subordinated Notes due 2009.

                   DESCRIPTION OF DEBT WARRANTS WE MAY OFFER

     We may issue warrants for the purchase of debt securities. Debt warrants may be issued separately or together with debt securities.

     The debt warrants are to be issued under debt warrant agreements to be entered into between King Pharmaceuticals, Inc. and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement. See "Where You Can Find More Information" on page 3 for information on how to obtain a copy of the form of debt warrant agreement.

     The following description of the debt warrant agreements and the debt warrant certificates and summaries of some provisions of the debt warrant agreements and the debt warrant certificates do not describe every aspect of the debt warrants and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable debt warrant agreements and the debt warrant certificates, including definitions of terms used in the debt warrant agreements and not otherwise defined in this prospectus. For example, in this section we use some terms that have been given special meaning in the debt warrant agreements. We also include references in parentheses to some sections of the debt warrant agreements. Whenever we refer to particular sections or defined terms of the debt warrant agreement in this prospectus, those sections or defined terms are incorporated by reference here or in the relevant prospectus supplement.

TERMS OF THE DEBT WARRANTS ARE TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

     The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

     - the initial offering price;

     - the currency or currency unit in which the price for the debt warrants is payable;

     - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

     - the identity of the debt warrant agent;

     - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to debt warrants; and

     - any other terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised, at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

EXERCISE OF DEBT WARRANTS

     Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by King, unexercised debt warrants will become void.

     Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

     If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you. See "Legal Ownership" on page 20 for a general description of the procedures and rights applicable to indirect owners of debt warrants.

MODIFICATIONS

     The debt warrant agreement may be amended by King and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that we may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. We and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, any modification or amendment that increases the exercise price, shortens the period of time during which the debt warrants may be exercised or otherwise materially and adversely affects the exercise rights of the owners of debt warrants or reduces the number of debt warrants the consent of whose owners is required for modification or amendment of the debt warrant agreement or the terms of the debt warrants may be made only with the consent of the owners affected by the modification or amendment.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

     Under the debt warrant agreement, we may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of our assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of King, the successor or assuming corporation will succeed to and be substituted for King, with the same effect as if it had been named in the debt warrant agreement and in the debt warrants as King. We will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants.

ENFORCEABILITY OF RIGHTS; GOVERNING LAW

     The debt warrant agent will act solely as an agent of King in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against King suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by and construed in accordance with the law of the State of New York.

                  DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

     Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the Second Amended and Restated Charter of King of King Pharmaceuticals, Inc.

     Our Charter authorizes the Board of Directors to issue up to 15,000,000 shares of preferred stock, no par value per share, in one or more series. As of September 30, 1999, we had neither designated nor issued shares of preferred stock. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding stock of King without the separate vote of holders of preferred stock as a class.

     Our Board of Directors is authorized to designate, for each series of preferred stock, the following items, among others:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the dividend rate, or basis for determining such rate, if any, on the shares of the series;

     - whether dividends will be cumulative and, if so, from which date or dates;

     - whether the shares of the series will be redeemable and, if so, the dates, prices and other terms and conditions of redemption;

     - whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

     - whether the shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the rate or rates of conversion or exchange, the terms of adjustment, if any, and whether the shares of the series will be convertible or exchangeable at our option or the option of holders of preferred shares, or both;

     - whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights;

     - the rights of the shares of the series in the event of the voluntary or involuntary liquidation, dissolution or winding up of King; and

     - any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to the shares of the series.

     The shares of preferred stock of any one series will be identical with each other except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus through agents, underwriters or dealers, directly or indirectly to one or more purchasers.

     The accompanying prospectus supplement will identify or describe:

     - any underwriters, dealers or agents;

     - their compensation;

     - the net proceeds to King;

     - the purchase price of the securities;

     - the initial public offering price of the securities; and

     - any exchange on which the securities are listed.

     AGENTS. We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.

     UNDERWRITERS. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     DIRECT SALES. We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

                                    VALIDITY

     The validity of the securities offered by this prospectus will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee, and for any underwriters or agents by counsel named in the prospectus supplement.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of King as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this registration statement by reference to the financial statements in the Annual Report on Form 10-K, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial information gives effect to the proposed merger between King and Medco. We will account for the merger as a pooling-of-interests, and the historical financial position and operating results of King and Medco will be combined. The pro forma combined condensed financial information reflects the financial position of King and Medco as of September 30, 1999 and the operating results of King and Medco for the nine-month periods ended September 30, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996.

     The unaudited pro forma combined condensed statements of operations assume that the merger occurred at the beginning of the periods presented. The unaudited pro forma combined condensed balance sheet assumes the merger occurred as of September 30, 1999. The historical financial information of King as of September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998, and the years ended December 31, 1998, 1997 and 1996 has been derived from King's historical consolidated financial statements which are incorporated by reference. The pro forma historical purchase adjustments for the nine-month period ended September 30, 1999 and the year ended December 31, 1998 reflect the acquisition of Sterile Products on February 27, 1998, the Altace product line on December 22, 1998 and other less significant acquisitions in 1998 and 1999 as if they occurred on January 1, 1998.

     The historical financial information of Medco as of September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996 has been derived from Medco's historical consolidated financial statements, which are incorporated by reference.

     Pro forma weighted average common shares outstanding for all periods presented represent the historical average shares for King combined with the historical average shares for Medco after giving effect to the conversion of all outstanding shares of Medco into King common stock at the assumed exchange ratio of 0.6818 contemplated in the merger. Pro forma operating results do not include estimated merger-related costs of $12.0 million. The historical financial information of Medco has been re-classified to conform to King's historical presentation. The unaudited pro forma combined condensed financial information should be read in conjunction with the historical consolidated financial statements of King and Medco incorporated by reference.

     The unaudited pro forma combined condensed financial information has been included for comparative purposes only and does not purport to show what the financial position or operating results would have been if the merger had been consummated as of the dates indicated, nor should it be construed as representative of future financial position or operating results.

                           KING PHARMACEUTICALS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          HISTORICAL                 PRO FORMA
                                                            PRO FORMA        KING                     POOLING
                            HISTORICAL        1999          PURCHASE         PRO       HISTORICAL   RECLASSIFI-      PRO
                               KING      ACQUISITION (2)   ADJUSTMENTS      FORMA        MEDCO        CATIONS       FORMA
                            ----------   ---------------   -----------    ----------   ----------   -----------   ---------
Net revenues..............   $240,914        $31,797              --       $272,711     $ 25,713      $    --     $298,424
                             --------        -------        --------       --------     --------      -------     --------
Operating costs and
  expenses:
  Cost of sales...........     75,055          9,594              --         84,649           --           --       84,649
  Selling, general and
    administrative........     55,270          9,617              --         64,887        2,232         (150)      66,969
  Depreciation and
    amortization..........     19,348             --           2,791(3)      22,139           --          613       22,752
  Research and
    development...........         --             --              --             --        6,836         (463)       6,373
  Royalty expense.........         --             --              --             --        4,718           --        4,718
                             --------        -------        --------       --------     --------      -------     --------
    Total costs and
      operating
      expenses............    149,673         19,211           2,791        171,675       13,786           --      185,461
                             --------        -------        --------       --------     --------      -------     --------
  Income (loss) from
    operations............     91,241         12,586          (2,791)       101,036       11,927           --      112,963
Other income (expenses):
  Interest and other
    income................         86             --              --             86        2,249           --        2,335
  Interest expense........    (40,598)            --          (5,884)(4)    (46,482)          --           --      (46,482)
                             --------        -------        --------       --------     --------      -------     --------
Income (loss) before
  income taxes............     50,729         12,586          (8,675)        54,640       14,176           --       68,816
Income taxes..............     19,062             --           1,564(5)      20,626        4,755           --       25,381
                             --------        -------        --------       --------     --------      -------     --------
Income (loss) before
  extraordinary loss......     31,667         12,586         (10,239)        34,014        9,421           --       43,435
Extraordinary item, net...       (705)            --             705(6)          --           --           --           --
                             --------        -------        --------       --------     --------      -------     --------
Net income (loss).........   $ 30,962        $12,586        $ (9,534)      $ 34,014     $  9,421           --     $ 43,435
                             ========        =======        ========       ========     ========      =======     ========
Basic income (loss) per
  common share(1):
  Income (loss) before
    extraordinary item....   $   0.65                                      $   0.71     $   0.91                  $   0.79
  Extraordinary item......      (0.01)                                           --           --                        --
                             --------                                      --------     --------                  --------
  Income (loss)...........   $   0.64                                      $   0.71     $   0.91                  $   0.79
                             ========                                      ========     ========                  ========
Diluted income (loss) per
  common share(1):
  Income (loss) before
    extraordinary item....   $   0.65                                      $   0.70     $   0.88                  $   0.78
  Extraordinary item......      (0.01)                                           --                                     --
                             --------                                      --------     --------                  --------
  Income (loss)...........   $   0.64                                      $   0.70     $   0.88                  $   0.78
                             ========                                      ========     ========                  ========
Weighted average common
  shares(1):
  Basic...................     48,160                                        48,160       10,347                    55,215
                             ========                                      ========     ========                  ========
  Diluted.................     48,393                                        48,393       10,747                    55,720
                             ========                                      ========     ========                  ========

                           KING PHARMACEUTICALS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1998
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                HISTORICAL   HISTORICAL           PRO FORMA
                                   KING        MEDCO      POOLING RECLASSIFICATIONS   PRO FORMA
                                ----------   ----------   -------------------------   ---------
Net Revenues..................   $113,330     $19,191                                 $132,521
                                 --------     -------                                 --------
Costs and expenses:
  Costs of sales..............     41,933          --                                   41,933
  Selling, general and
     administrative...........     25,040       1,832                (72)               26,800
  Royalty expense.............         --       3,246                                    3,246
  Depreciation and
     amortization.............      6,506          --                522                 7,028
  Research and development
     expense..................         --       6,942               (450)                6,492
                                 --------     -------               ----              --------
     Total costs and operating
       expenses...............     73,479      12,020                 --                85,499
                                 --------     -------               ----              --------
  Income from operations......     39,851       7,171                                   47,022
Other income (expenses):
  Interest and other income...        120       5,995                                    6,115
  Interest expense............    (10,729)         --                                  (10,729)
                                 --------     -------                                 --------
  Income before income taxes
     and extraordinary item...     29,242      13,166                                   42,408
Income taxes..................     11,183       1,064                                   12,247
                                 --------     -------                                 --------
Income before extraordinary
  item........................     18,059      12,102                                   30,161
Extraordinary item............       (286)         --                                     (286)
                                 --------     -------                                 --------
Net income....................   $ 17,773     $12,102                                 $ 29,875
                                 ========     =======                                 ========
Basic income per common
  share(1):
  Income before extraordinary
     item.....................   $   0.41     $  1.15                                 $   0.59
  Extraordinary item..........      (0.01)         --                                    (0.01)
                                 --------     -------                                 --------
  Net income..................   $   0.40     $  1.15                                 $   0.58
                                 ========     =======                                 ========
Diluted income per common
  share(1):
  Income before extraordinary
     item.....................   $   0.41     $  1.11                                 $   0.58
  Extraordinary item..........      (0.01)         --                                    (0.01)
                                 --------     -------                                 --------
  Net income..................   $   0.40     $  1.11                                 $   0.57
                                 ========     =======                                 ========
Weighted average common
  shares(1):
  Basic.......................     44,192      10,554                                   51,388
                                 ========     =======                                 ========
  Diluted.....................     44,192      10,894                                   51,620
                                 ========     =======                                 ========

                           KING PHARMACEUTICALS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                        PRO
                                                                                                                       FORMA
                                                                        PRO FORMA                                     POOLING
                       HISTORICAL     STERILE                           PURCHASE            KING      HISTORICAL    RECLASSIFI-
                          KING      PRODUCTS(7)   HMR(8)    OTHER(9)   ADJUSTMENTS        PRO FORMA     MEDCO         CATIONS
                       ----------   -----------   -------   --------   -----------        ---------   ----------    -----------
Net revenues.........   $163,463      $10,844     $94,198   $98,803     $     --          $367,308     $27,544        $   --
                        --------      -------     -------   -------     --------          --------     -------        ------
Costs and expenses:
 Cost of sales.......     64,052        5,314       6,917    29,426          867(10)       106,576          --            --
 Selling, general and
   administrative....     34,718        1,001      44,619    65,329      (22,598)(11)(12)  123,069       2,584          (100)
 Depreciation and
   amortization......      9,255           --          --        --       19,717(3)         28,972          --           708
 Royalty.............         --           --       2,246        --           --             2,246       4,873            --
 Research and
   development
   expense...........         --           --          --        --           --                --      10,348          (608)
                        --------      -------     -------   -------     --------          --------     -------        ------
   Total costs and
     operating
     expenses........    108,025        6,315      53,782    94,755       (2,014)          260,863      17,805            --
                        --------      -------     -------   -------     --------          --------     -------        ------
 Income from
   operations........     55,438        4,529      40,416     4,048        2,014           106,445       9,739            --
Other income
 (expenses):
 Interest and other
   income............        145           --          --        --           --               145       6,734            --
 Interest expense....    (14,866)          --          --        --      (41,908)(4)       (56,774)                       --
                        --------      -------     -------   -------     --------          --------     -------        ------
Income before taxes
 and extraordinary
 item................     40,717        4,529      40,416     4,048      (39,894)           49,816      16,473            --
Income taxes.........     15,396           --          --        --        4,534(5)         19,930         231            --
                        --------      -------     -------   -------     --------          --------     -------        ------
Income before
 extraordinary
 item................     25,321        4,529      40,416     4,048      (44,428)           29,886      16,242            --
Extraordinary item...     (4,411)          --          --        --        4,411(6)             --          --            --
                        --------      -------     -------   -------     --------          --------     -------        ------
Net income (loss)....   $ 20,910      $ 4,529     $40,416   $ 4,048     $(40,017)         $ 29,886     $16,242            --
                        ========      =======     =======   =======     ========          ========     =======        ======
Basic income per
 common share(1):
 Income before
   extraordinary
   item..............   $   0.56                                                          $   0.66     $  1.54
 Extraordinary
   item..............      (0.10)                                                               --          --
                        --------                                                          --------     -------
 Net income..........   $   0.46                                                          $   0.66     $  1.54
                        ========                                                          ========     =======
Diluted income per
 common share(1):
 Income before
   extraordinary
   item..............   $   0.56                                                          $   0.66     $  1.50
 Extraordinary
   item..............      (0.10)                                                               --          --
                        --------                                                          --------     -------
 Net income..........   $   0.46                                                          $   0.66     $  1.50
                        ========                                                          ========     =======
Weighted average
 common shares(1):
 Basic...............     45,191                                                            45,191      10,531
                        ========                                                          ========     =======
 Diluted.............     45,236                                                            45,236      10,857
                        ========                                                          ========     =======


                       PRO FORMA
                       ---------
Net revenues.........  $394,852
                       --------
Costs and expenses:
 Cost of sales.......   106,576
 Selling, general and
   administrative....   125,553
 Depreciation and
   amortization......    29,680
 Royalty.............     7,119
 Research and
   development
   expense...........     9,740
                       --------
   Total costs and
     operating
     expenses........   278,668
                       --------
 Income from
   operations........   116,184
Other income
 (expenses):
 Interest and other
   income............     6,879
 Interest expense....   (56,774)
                       --------
Income before taxes
 and extraordinary
 item................    66,289
Income taxes.........    20,161
                       --------
Income before
 extraordinary
 item................    46,128
Extraordinary item...        --
                       --------
Net income (loss)....  $ 46,128
                       ========
Basic income per
 common share(1):
 Income before
   extraordinary
   item..............  $   0.88
 Extraordinary
   item..............        --
                       --------
 Net income..........  $   0.88
                       ========
Diluted income per
 common share(1):
 Income before
   extraordinary
   item..............  $   0.88
 Extraordinary
   item..............        --
                       --------
 Net income..........  $   0.88
                       ========
Weighted average
 common shares(1):
 Basic...............    52,371
                       ========
 Diluted.............    52,638
                       ========

                           KING PHARMACEUTICALS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    HISTORICAL   HISTORICAL   PRO FORMA POOLING
                                       KING        MEDCO      RECLASSIFICATIONS   PRO FORMA
                                    ----------   ----------   -----------------   ---------
Net revenues......................   $47,909       $20,000                         $67,909
                                     -------       -------        --------         -------
Operating costs and expenses:
  Costs of sales..................    13,034            --                          13,034
  Selling, general and
     administrative...............    19,123         2,393            (102)         21,414
  Depreciation and amortization
     expense......................     2,395            --             676           3,071
  Royalty expense.................        --         2,985              --           2,985
  Research and development
     expense......................        --         6,902            (574)          6,328
                                     -------       -------        --------         -------
     Total costs and operating
       expenses...................    34,552        12,280                          46,832
                                     -------       -------        --------         -------
  Income from operations..........    13,357         7,720                          21,077
Other income (expenses):
  Interest and other income.......        --         2,782                           2,782
  Interest expense................    (2,777)           --                          (2,777)
                                     -------       -------        --------         -------
  Income before taxes.............    10,580        10,502                          21,082
Income taxes......................     3,968           288                           4,256
                                     -------       -------        --------         -------
Net Income........................   $ 6,612       $10,214              --         $16,826
                                     =======       =======        ========         =======
Basic income per common share(1):
  Income before extraordinary
     item.........................   $  0.17       $  0.97                         $  0.36
  Extraordinary item..............        --            --                              --
                                     -------       -------                         -------
  Net income......................   $  0.17       $  0.97                         $  0.36
                                     =======       =======                         =======
Diluted income per common
  share(1):
  Income before extraordinary
     item.........................   $  0.17       $  0.96                         $  0.36
  Extraordinary item..............        --            --                              --
                                     -------       -------                         -------
  Net income......................   $  0.17       $  0.96                         $  0.36
                                     =======       =======                         =======
Weighted average common shares(1):
  Basic...........................    39,405        10,546                          46,595
                                     =======       =======                         =======
  Diluted.........................    39,405        10,621                          46,650
                                     =======       =======                         =======

                           KING PHARMACEUTICALS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    HISTORICAL   HISTORICAL   PRO FORMA POOLING
                                       KING        MEDCO      RECLASSIFICATIONS   PRO FORMA
                                    ----------   ----------   -----------------   ---------
Net revenues......................   $20,457      $13,454                          $33,911
                                     -------      -------         --------         -------
Operating costs and expenses:
  Cost of sales...................     8,782           --                            8,782
  Selling, general and
     administrative...............    12,106        3,002             (144)         14,964
  Depreciation and amortization...       982           --              195           1,177
  Royalty expense.................        --        2,574               --           2,574
  Research and development........        --        5,839              (51)          5,788
                                     -------      -------         --------         -------
     Total operating costs and
       operating expenses.........    21,870       11,415               --          33,285
                                     -------      -------         --------         -------
  Income (loss) from operations...    (1,413)       2,039                              626
Other income (expenses):
  Interest and other income.......     2,338        2,370                            4,708
  Interest expense................    (1,272)          --                           (1,272)
                                     -------      -------         --------         -------
  Income (loss) before income
     taxes........................      (347)       4,409                            4,062
Income taxes......................      (107)          87                              (20)
                                     -------      -------         --------         -------
Net income (loss).................      (240)       4,322               --           4,082
                                     =======      =======         ========         =======
Basic and diluted income per
  common share(1):
  Income before extraordinary
     item.........................   $ (0.01)     $  0.40                          $  0.13
  Extraordinary item..............        --           --                               --
                                     -------      -------                          -------
  Net income......................   $ (0.01)     $  0.40                          $  0.13
                                     =======      =======                          =======
Weighted average common shares(1):
  Basic...........................    23,160       10,918                           30,604
                                     =======      =======                          =======
  Diluted.........................    23,160       10,938                           30,618
                                     =======      =======                          =======

                           KING PHARMACEUTICALS, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                        HISTORICAL   HISTORICAL   PRO FORMA POOLING      PRO
                                           KING        MEDCO      RECLASSIFICATIONS     FORMA
                                        ----------   ----------   -----------------   ---------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.............   $ 10,917     $ 4,407              --         $ 15,324
Short-term investments................         --      18,508              --           18,508
Accounts receivable, net..............     76,178          --              --           76,178
Royalty receivable....................         --       9,699              --            9,699
Inventory.............................     42,474          --              --           42,474
Deferred income taxes.................      5,717         458              --            6,175
Prepaid expenses and other current
  assets..............................      1,758       1,548              --            3,306
                                         --------     -------          ------         --------
  Total current assets................    137,044      34,620              --          171,664
                                         --------     -------          ------         --------
Property and equipment, net...........     94,968         607              --           95,575
                                         --------     -------          ------         --------
Other assets..........................     20,182          --              --           20,182
Investments help to maturity..........         --      32,162              --           32,162
Deferred asset........................         --       1,228              --            1,228
Goodwill, net.........................    557,002       1,166              --          558,168
                                         --------     -------          ------         --------
  Total assets........................   $809,196     $69,783              --         $878,979
                                         ========     =======          ======         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable......................   $ 21,905     $ 3,013              --         $ 24,918
Accrued expenses and other
  liabilities.........................     37,174       2,264              --           39,438
Income taxes payable..................      4,917          --              --            4,917
Current portion of long term debt.....     13,076          --              --           13,076
                                         --------     -------          ------         --------
  Total current liabilities...........     77,072       5,277              --           82,349
Long-term liabilities.................    599,559          --              --          599,559
                                         --------     -------          ------         --------
  Total liabilities...................    676,631       5,277              --          681,908
Shareholders' equity..................    132,565      64,506              --          197,071
                                         --------     -------          ------         --------
  Total liabilities and shareholders'
     equity...........................   $809,196     $69,783              --         $878,979
                                         ========     =======          ======         ========

                          NOTES TO UNAUDITED PRO FORMA
                 COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

 (1) Weighted average common shares available and income per share for King reflects the retroactive treatment of the 3 for 2 stock split which was effective November 11, 1999.

 (2) Represents the historical results for the Lorabid product line purchase acquisition for the period prior to the acquisition on August 19, 1999.

 (3) For 1998, includes amortization of intangible assets over periods of 15 years for the Sterile Products acquisition, the acquisition of Menest, the Altace acquisition and the Lorabid product line acquisition and depreciation of fixed assets from the Sterile Products Acquisition over periods of 5 to 40 years. For the nine months ended September 30, 1999, includes the amortization of the 1999 Lorabid product line acquisition over periods of 15 to 25 years.

 (4) Adjustment to reflect the increase in interest expense as a result of the financing the product acquisitions, including Sterile Products, Altace and Lorabid (in thousands):

                                             FOR THE YEAR     FOR THE NINE
                                                 ENDED        MONTHS ENDED
                                             DECEMBER 31,    SEPTEMBER 30,
                                                 1998             1999
                                             -------------   --------------
Revolving credit facility ($91.65 million
  at 8.56%)(a).............................    $  7,845          $5,884
Tranche A loan ($132.4 million at
  8.56%)(a)................................      11,333              --
Tranche B loan ($242.6 million at
  9.06%)(a)................................      21,980              --
Senior Notes ($150.0 million at
  10.75%)(a)...............................      16,125              --
Amortization of finance costs on related
  debt.....................................       3,082              --
Adjustment to net interest from assumed
  retirement of existing debt..............     (18,457)             --
                                               --------          ------
                                               $ 41,908          $5,884
                                               ========          ======

-------------------------

a. The interest rates shown above for the revolving credit facility, the Tranche A and B loans under the senior credit facility and the senior notes were the rates in effect immediately following the Altace acquisition on December 22, 1998. A change in the interest rates of one-eighth of one percent (0.125%) would change interest expense by $771 and $85 for the 1998 and 1999 periods above, respectively.

 (5) Adjustment to reflect a 40% effective tax rate applied to the incremental pro forma net income before income taxes.

 (6) Reflects the elimination of an extraordinary loss of approximately $4.4 million and $0.7 million for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively, related to the write-off of certain debt issuance costs.

 (7) Represents the historical results for the product lines included in the Sterile Products for the period prior to the acquisition on February 27, 1998.

                          NOTES TO UNAUDITED PRO FORMA
         COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS -- (CONTINUED)

 (8) Represents the historical results of the product lines included in the acquisition of Altace for the periods prior to acquisition on December 22, 1998.

 (9) Represents the historical results for the Lorabid product line and the Menest product line for the period prior to their acquisition on August 19, 1999 and June 30, 1998, respectively. Also includes the historical international results of Silvadene and AVC for the periods prior to the acquisition on December 22, 1998. These results have been determined by King solely based upon information provided to it by Hoechst Marion Roussel, Inc., from whom King acquired the product.

(10) Reflects additional costs of approximately $1.7 million for the year ended December 31, 1998, based upon the five-year agreement with Hoechst Marion Roussel to supply King with Altace at a fixed contract cost, offset by the reclassification of depreciation expense of approximately $0.8 million from the Sterile Products acquisition to be consistent with the presentation of King's financial statements for the year ended December 31, 1998.

(11) King calculated the total selling, general and administrative costs that would have been required had the Sterile Products acquisition been consummated as of January 1, 1998 and compared this to the amount reflected in the historical financial statements of King and the above acquisition. There were additional costs of $0.1 million for the year ended December 31, 1998.

(12) King has determined that the selling and advertising and promotion expenses reported in the special purpose statements of product contribution for the Altace acquisition would not be reflective of the costs King would have incurred utilizing its existing infrastructure and marketing approach. As a result, the adjustment reflects a reduction of approximately $22.6 million for the year ended December 31, 1998, which consists of $14.3 million of estimated selling costs savings. The savings in selling costs were determined as follows (in thousands, except full-time equivalent representatives):

                                                        FOR THE YEAR
                                                     ENDED DECEMBER 31,
                                                            1998
                                                     ------------------
Average selling cost per Hoechst Marion Roussel
  representative...................................       $   170
Average selling cost per King representative.......            75
Savings per representative.........................            95
Full-time equivalent representatives...............           150
                                                          -------
  Estimated total savings..........................       $14,250
                                                          =======

                          NOTES TO UNAUDITED PRO FORMA
         COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS -- (CONTINUED)

     King estimated the total advertising and promotion costs, general, administrative and distribution costs and the costs associated with the implementation of the transitional services agreement that would have been required had the Altace acquisition been consummated as of January 1, 1998 and compared this to the amounts reflected in the special purpose statements of product contribution for the Altace acquisition. The estimated savings is based on utilizing King's current infrastructure and more limited advertising and promotion as compared to that of Hoechst Marion Roussel, offset in part by an increase in sampling costs. King has estimated the savings in general and administrative costs related to the Altace acquisition as follows (in thousands):

                                                        FOR THE YEAR
                                                     ENDED DECEMBER 31,
                                                            1998
                                                     ------------------
Hoechst Marion Roussel reported:
  Advertising and promotion as reported in the
     special purpose statements of product
     contribution..................................       $19,125
                                                          =======
  King estimated costs:
     Advertising and promotion.....................       $ 9,200
     General, administrative and distribution......           500
     Transitional services agreement...............         1,000
       Subtotal....................................        10,700
                                                          -------
                                                          $ 8,425
                                                          =======

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission registration
  fee................................................  $ 92,400
Accounting fees and expenses.........................    30,000
Legal fees and expenses..............................    50,000
Indenture Trustee's Fees and Expenses................    10,000
Printing Costs.......................................    25,000
Miscellaneous........................................    42,600
                                                       --------
          TOTAL......................................  $250,000
                                                       ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, director, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. King has adopted the provisions of the Tennessee statute pursuant to Paragraph 9 of its Second Amended and Restated Charter. King also has a "Directors and Officers Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.

 1.1        Form of Underwriting Agreement for the Securities
 4.1*       Second Amended and Restated Charter of King Pharmaceuticals,
            Inc.
 4.2*       Amended and Restated Bylaws of King Pharmaceuticals, Inc.
 4.3        Form of Indenture
 4.4        Form of Debt Securities (included in Exhibit 4.3)
 4.5        Form of Debt Warrant Agreement between King Pharmaceuticals,
            Inc. and the Debt Warrant Agent, including a form of Debt
            Warrant Certificate
 5          Opinion of Baker, Donelson, Bearman & Caldwell
12.1        Statements re Computation of Ratios
23(a)       Consent of PricewaterhouseCoopers LLP
23(b)       Consent of Baker, Donelson, Bearman & Caldwell (included in
            Exhibit 5)
24.1        Powers of Attorney (included in signature page)
25.1**      Form T-1 Statement of Eligibility under the Trust Indenture
            Act of 1939, as amended

-------------------------

 * Incorporated by reference to the King Pharmaceuticals, Inc. Registration Statement on Form S-1 (registration No. 333-38753) filed October 24, 1997.

** To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with the offering of the debt securities.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any fact or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Act of 1934 (the "Exchange Act") that are incorporated in this Registration Statement;

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bristol, State of Tennessee on January 20, 2000.

                                          KING PHARMACEUTICALS, INC.

                                          By:      /s/ JOHN M. GREGORY
                                             -----------------------------------
                                                       John M. Gregory
                                               Chairman of the Board and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoints John M. Gregory or Joseph R. Gregory, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                               TITLE                DATE
                     ---------                               -----                ----

                /s/ JOHN M. GREGORY                  Chairman of the Board  January 20, 2000
---------------------------------------------------    and Chief Executive
                  John M. Gregory                      Officer (principal
                                                       executive officer)

               /s/ BRIAN G. SHRADER                  Chief Financial        January 20, 2000
---------------------------------------------------    Officer (principal
                 Brian G. Shrader                      financial officer)

               /s/ JOSEPH R. GREGORY                 Director               January 20, 2000
---------------------------------------------------
                 Joseph R. Gregory

             /s/ JEFFERSON J. GREGORY                Director               January 20, 2000
---------------------------------------------------
               Jefferson J. Gregory

                     SIGNATURE                               TITLE                DATE
                     ---------                               -----                ----
               /s/ ERNEST C. BOURNE                  Director               January 20, 2000
---------------------------------------------------
                 Ernest C. Bourne

                /s/ LOIS A. CLARKE                   Director               January 20, 2000
---------------------------------------------------
                  Lois A. Clarke

                                                     Director               January   , 2000
---------------------------------------------------
              Frank W. DeFriece, Jr.

                                                     Director               January   , 2000
---------------------------------------------------
                    Greg Rooker

                  /s/ TED G. WOOD                    Director               January 20, 2000
---------------------------------------------------
                    Ted G. Wood

                                 EXHIBIT INDEX

 EXHIBIT
   NO.      EXHIBIT
---------   -------
 1.1        Form of Underwriting Agreement for the Securities
 4.1*       Second Amended and Restated Charter of King Pharmaceuticals,
            Inc.
 4.2*       Amended and Restated Bylaws of King Pharmaceuticals, Inc.
 4.3        Form of Indenture
 4.4        Form of Debt Securities (included in Exhibit 4.3)
 4.5        Form of Debt Warrant Agreement between King Pharmaceuticals,
            Inc. and the Debt Warrant Agent, including a form of Debt
            Warrant Certificate
 5          Opinion of Baker, Donelson, Bearman & Caldwell
12.1        Statements re Computation of Ratios
23(a)       Consent of PricewaterhouseCoopers LLP
23(b)       Consent of Baker, Donelson, Bearman & Caldwell (included in
            Exhibit 5)
24.1        Powers of Attorney (included in signature page)
25.1**      Form T-1 Statement of Eligibility under the Trust Indenture
            Act of 1939, as amended

-------------------------

 * Incorporated by reference to the King Pharmaceuticals, Inc. Registration Statement on Form S-1 (registration No. 333-38753) filed October 24, 1997.

** To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with the offering of the debt securities.